FOR IMMEDIATE RELEASE

MADECO WILL CONVENE AN EXTRAORDINARY SHAREHOLDERS MEETING

TO APPROVE A CAPITAL INCREASE

(Santiago, CHILE, August 9, 2005) Madeco S.A. ("Madeco") (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance, or "SVS"):

During an extraordinary session held today, the Company's Board of Directors agreed to convene an Extraordinary Shareholders' Meeting to be held on September 2, 2005 with the objective of submitting for approval a resolution to increase the Company's capital by Ch$52,000 million by issuing new common shares.

Funds from the capital increase will be used for working capital investments, debt payments and to finance new industrial projects.

A notice convening the meeting will be issued in due course.

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. Madeco is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.

For further information contact:

Sergio Dussaillant Ch.

Investor Relations

Tel : (56 2) 520-1380

Fax : (56 2) 520-1545

E-mail : sdc@madeco.cl

Web Site : www.madeco.cl